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               IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                         IN AND FOR NEW CASTLE COUNTY

RICHARD HARTLEY,                      )
                                      )
                 Plaintiff,           )
     v.                               )    Civil Action No. ____________
                                      )
PEAPOD, INC., KONINKLIJKE             )
AHOLD N.V., AHOLD U.S.A.              )
HOLDINGS, INC., BEAN                  )
ACQUISITION CORP., ANDREW B.          )
PARKINSON, MARK VAN                   )
STEKELENBURG, BRIAN                   )
HOTAREK, RONALD VAN SOLT,             )
MARK C. VAN GELDER,                   )
MAARTEN DORHOUT MEES,                 )
MARK E. SMITH, TRYGVE E.              )
MYHREN, DRAYTON McLANE,               )
WILLIAM J. GRIZE, and GARY            )
PRESTON,                              )
                                      )
                 Defendants.          )


                                   COMPLAINT

     1. This is an action challenging the acquisition by Koninklijke Ahold N.V. ("Ahold") of the approximately 42% of Peapod, Inc. ("Peapod" or the "Company") that it does not already own for the unfair price of $2.15 per share, or a total of approximately $35 million.

                                  The Parties

     2. Plaintiff is, and has been at all relevant times, a common stockholder of Peapod.

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     3.  Peapod is one of America's leading internet grocers and a provider of targeted media and research services. Peapod serves 120,000 customers in five major metropolitan markets: Chicago, Boston, Southern Connecticut, Washington, D.C. and Long Island, New York. The company generated sales of $93 million in the year 2000 and sales of $25.3 million in the first-quarter of 2001.

     4. Ahold operates approximately 8,500 supermarkets and other store formats in the United States, Europe, Latin America and Asia with consolidated year 2000 sales of almost $50 billion. Ahold U.S.A. Holdings, Inc. ("Ahold USA") is a wholly-owned subsidiary of Ahold and Bean Acquisition Corp. ("Bean") is a wholly-owned subsidiary of Ahold USA. Bean was formed solely to effectuate the merger with Peapod.

     5. Peapod has eleven directors, at least ten of which are not disinterested and independent.

          (a) Andrew B. Parkinson is a co-founder of Peapod and currently serves as its Chief Financial Officer and as its Chairman. Andrew B. Parkinson is the brother of Thomas Parkinson, Peapod's Senior Vice President-Chief Technology Officer.

          (b) Mark Van Stekelenburg has had a long-standing relationship with Ahold. He is the former President and Chief Executive Officer of G.V.A., Inc., the largest food service distributor in the Netherlands and a subsidiary of Ahold.

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          (c)  Brian Hotarek is the Executive Vice President and Chief Financial
     Officer of Ahold U.S.A., Inc.

          (d) Ronald Van Solt is the Senior Vice President of Strategy and Planning for Ahold worldwide.

          (e) Mark C. Van Gelder was installed by Ahold as the President and Chief Executive Officer of Peapod in May, 2000. Prior to being assigned to Peapod by Ahold, Van Gelder was the Senior Vice President, Logistics and Supply Chain Management, for the Stop & Shop Supermarket Company, a subsidiary of Ahold.

          (f) Maarten Dorhout Mees is the Executive Vice President, Business Development of Ahold Europe and Chief Financial Officer of Ahold Europe. He started working for Ahold in 1983.

          (g) Mark E. Smith is the President and Chief Executive Officer for the Stop & Shop Supermarket Company, a subsidiary of Ahold.

          (h) William J. Grize is the President and Chief Executive Officer of Ahold U.S.A., Inc.

          (i) Gary Preston is the Executive Vice President, Human Resources, for Ahold U.S.A., Inc.

          (j) Drayton McLane became a director of Peapod in 1999. In January, 2000, Peapod entered into a management agreement with the McLane Group L.P., an affiliate of Drayton McLane, pursuant to which the McLane Group agreed to manage distribution and fulfillment operations for

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     several of Peapod's facilities. During fiscal 2000, Peapod made payments of approximately $969,000 to the McLane Group for services performed under the management agreement and an additional $696,000 for certain software related services performed by M-Group Systems, another affiliate of Drayton McLane. In November, 2000, Peapod terminated the management agreement and paid a termination fee of $300,000 to the McLane Group. Currently, the McLane Group provides consulting services to Peapod at a rate of $1,000 per day, plus expenses and is eligible to receive a bonus in 2001 based on individual consultant and overall Peapod performance.

          (k)  Trygve E. Myhren became a director of Peapod in 1995.

                                  Background

     6. On June 30, 2000, Ahold purchased 726,371 shares of Peapod series B convertible preferred stock initially convertible into 19,364,873 shares of Peapod's common stock (representing approximately 51% of the voting power of Peapod, an absolute controlling interest) along with warrants to purchase another 32,894,270 shares of Peapod common stock for $72,637,024. On October 6, 2000, Ahold purchased 2,331,917 shares of Peapod common stock at a price of $1.125 per share pursuant to an unsolicited brokerage transaction. On October 12, 2000, Peapod and Ahold entered into an exchange agreement pursuant to which Ahold exchanged the shares of series B convertible preferred stock held by it for an equal number of shares of series C convertible preferred stock. The terms of its series C preferred stock are substantially the same as the terms of the series B preferred stock, except

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that the series C preferred stock is not subject to mandatory redemption by
Peapod. As of March 30, 2001, Ahold owned approximately 58% of the combined voting power of Peapod through its ownership of series C preferred stock and common stock, without giving effect to the outstanding warrants.

     7. When Ahold bought control of Peapod, Ahold intended to eventually acquire 100% of the Company and fully integrate the Company into Ahold's substantial internet grocery business. Therefore, Ahold was willing and able to take whatever steps were necessary to make sure the Company succeeded.

     8. On April 14, 2000, Peapod entered into a $20 million secured revolving loan facility with Ahold maturing in April, 2003. In March, 2001, Peapod and Ahold amended the credit agreement to increase Ahold's commitment from $20 million to $50 million. Loans made to Peapod under the credit facility accrue interest at 2% over the prime rate or 3% over LIBOR at Peapod's option. Peapod may borrow under the credit facility subject to Peapod's budgeted cash flow requirements, no more than four times, and not in excess of $6 million in the aggregate, per month.

     9. Peapod purchases most of its requirements of perishable and non-perishable goods for sale and delivery to Peapod's customers from Ahold in markets served by Ahold and obtains from Ahold certain other services for Peapod's on-line business. Given Ahold's massive economies of scale, this has resulted in considerable savings for Peapod. In fiscal 2000, Peapod made payments to subsidiaries of Ahold of approximately $27,942,000 for such goods and services. Of that amount, Peapod paid approximately $22,530,000 to Stop & Shop.

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     10.  On May 10, 2000, Peapod and Ahold entered into a technology partnership agreement under which Peapod and Ahold will (1) grant each other rights to certain of their respective application software and will work together to develop jointly a new software system for use in connection with remote ordering and delivery services for goods sold by retailers and (2) perform certain training, consulting, modification, maintenance and other services in connection with their respective application software and a new, jointly developed software system. The intent of this arrangement is to fully integrate Ahold's and Peapod's computer systems.

     11. As of March 29, 2001, Peapod and ARP Lake Zurich LLP, a subsidiary of Ahold, entered into an assignment agreement covering an option to purchase land pursuant to which Peapod assigned to ARP an option to purchase from the owner certain land located in Lake Zurich, Illinois. On March 29, 2001, ARP exercised its option to purchase the land. Peapod and ARP also entered into a grant of option to purchase agreement under which ARP granted to Peapod an option to purchase the same land from ARP for a purchase price equal to the actual costs incurred by ARP to acquire, hold and maintain the land plus an additional 8% per annum, and otherwise on the same terms and conditions as the original option.

     12. Since acquiring control of Peapod, the substantial changes to the Company made by Ahold have increased its value dramatically. Peapod has been able to use Ahold's purchasing clout to save 4% to 7% on supplies and has set up distribution centers on Ahold's land.

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     13.  Recently, two of Peapod's biggest competitors have ceased operations.
Peapod now has no competition for its services in Chicago, Boston and Washington, D.C. and has already seen dramatic increases in sales in those markets as a result of this development.

     14. Despite the Company being in substantially better condition now than it was in when Ahold acquired 51% of the Company for $73 million, Ahold is now using its position of control in domination to acquire the 42% of the Company that it does not currently own for approximately $35 million.

     15. The acquisition of the minority's interest in Peapod will be accomplished by a tender offer at a price of $2.15 per share which is expected to commence in late July, 2001 followed by a merger at the same price per share pursuant to which Ahold will freeze out any shares that are not tendered into the tender offer. The tender offer is not subject to any financing condition or a minimum tender condition. Thus, even if zero (0) shares tender into the tender offer, Ahold will still effectuate the merger.

                           Class Action Allegations

     16. Plaintiff brings this action on his own behalf and as a class action pursuant to Chancery Court Rule 23 on behalf of all Peapod common stockholders at the time of the wrongs complained of herein, excluding the defendants named herein and their affiliates (the "Class").

          (a) The Class is so numerous that joinder of all members is impractical. There are approximately 16,000,000 Peapod minority shares

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     outstanding, which are held by thousands of shareholders residing in many
     States.

          (b) There are questions of law and fact that are common to the Class and that predominate over questions affecting any individual Class members. The common questions include whether the defendants have breached and are breaching their fiduciary duties of loyalty, care and disclosure in connection with Ahold's acquisition of Peapod.

          (c) Plaintiff's claims are typical of claims of other members of the Class. Plaintiff has the same interest as other members of the Class. Plaintiff is committed to prosecuting this action. He has retained competent counsel experienced in litigation of this nature. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

          (d) Plaintiff anticipates that there will not be any difficulty in the management of this litigation.

          (e) For the above reasons, a Class action is superior to other available methods for the fair and efficient adjudication of this controversy and the requirements of Chancery Court Rule 23 are all satisfied.

                                    COUNT I

                           BREACH OF FIDUCIARY DUTY

     17. The prior paragraphs are repeated and realleged as if to set forth fully herein.

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     18.  All of the defendants owe fiduciary duties of loyalty, care, good faith and disclosure to plaintiff and the Class.

     19. The defendants are breaching their fiduciary duties because Ahold is acquiring the 42% of Peapod owned by members of the Class on unfair terms and at an unfair price. The defendants bear the burden of establishing the entire fairness of the merger and related transactions, which burden they cannot meet.

     WHEREFORE, plaintiff prays that the Court:

     A. Declare that the defendants have breached their fiduciary duties to plaintiffs and the members of the class;

     B.  Enjoin or rescind the tender offer and merger;

     C. Declare this action to be a proper class action and certify the plaintiff as class representative;

     D. Direct defendants to account to plaintiff and the class for damages and injuries sustained as a result of defendants' breaches of fiduciary duty and wrongful conduct;

     E. Impose a constructive trust on the assets and stock received by defendants in the transaction;

     F. Award the plaintiff and the class compensatory and/or rescissory damages for the wrongs done by defendants to the plaintiff class;

     G.  Award plaintiff costs, expert witness fees and attorneys' fees;

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     H.  Grant such other and further relief as is just and appropriate under the circumstances.



                                       PRICKETT, JONES & ELLIOTT

                                       /s/ Ronald A. Brown, Jr.
                                       ----------------------------------
                                       Ronald A. Brown, Jr.
                                       1310 King Street
                                       Wilmington, DE  19801
                                       (302) 888-6500
                                       Attorneys for Plaintiff
OF COUNSEL:

Arthur T. Susman
SUSMAN & WATKINS
Two First National Plaza
Suite 600
Chicago, Illinois  60603
(312) 346-3466

Dated:  July 27, 2001
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